Maurice Blanco maurice.blanco@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

January 25, 2024

Re:	Auna S.A.

Registration Statement on Form F-1

Filed January 9, 2024

File No. 333-276435

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Ansart

Katherine Bagley

Dear Ms. Ansart and Ms. Bagley:

On behalf of our client, Auna S.A. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated January 22, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing it as amendment no. 1 to the Registration Statement and together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

In addition, the revised Registration Statement reflects responses to the comments conveyed orally by the Staff to us via telephonic conversation on (x) January 17, 2024, including (i) revisions to the calculation of dilution to exclude all intangibles, (ii) inclusion of earnings per share calculated on a pro forma basis to give effect to the Company’s reverse stock split expected to occur immediately prior to the offering and (iii) inclusion of an earnings per share note to the Company’s interim financial statements for the nine-month periods ended September 30, 2023 and 2022, and (y) on January 23, 2024, including inclusion of a footnote to the Company’s tabular presentation of healthcare service operational metrics to disclose the impact of COVID-19 during 2021 and a portion of the nine-month period ended September 30, 2022.

U.S. Securities and Exchange Commission	2	January 25, 2024

Finally, as discussed with the Staff via telephone, we respectfully note that the Company is hoping, subject to market conditions, to commence its roadshow by January 31 and become effective on or about February 7. We greatly appreciate the Staff’s assistance in light of this timing.

Registration Statement on Form F-1 filed January 9, 2024

Summary

The Auna Way, page 1

1.

We note your response to comment 4 and your revised disclosure on page v, which generally describes the basis for your belief that you provide “high-quality” care, services and patient outcomes, including “excellent” and “effective” patient outcomes. Please revise your filing to discuss specifically how you measure “quality,” including with respect to care, services, and patient outcomes. As a related matter, where you note that you achieve “excellent” and “effective” patient outcomes, please clarify how you define each of these terms, and how you measure outcomes. Please reference the specific metrics on which you rely, such as, for example, complication rates, mortality rates and patient satisfaction rates and discuss how your scores in these areas compare to your peers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 10, 11, 12, 13, 14, 15, 18, 21, 37, 40, 41, 42, 76, 77, 79, 135, 136, 137, 146, 151, 152, 153, 154, 155, 156, 159 and 162 of the revised Registration Statement to delete the references to “high-quality” care, services and patient outcomes, including “excellent” and “effective” patient outcomes.

Unaudited Preliminary Results for the Year Ended December 31, 2023, page 19

2.

We note your disclosure that “[t]hese estimates should not be relied upon as fact or as an accurate representation of future results.” Please revise the disclosure in this section to remove any implication that investors should not rely on the information presented. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 20 of the revised Registration Statement to remove any implication that investors should not rely on the information presented and to state that its actual financial results and financial position are not expected to differ materially from that reflected in the preliminary financial information.

Acquisition of Partial Minority Interest in IMAT Oncomédica, page 20

3.

We note your revised disclosure here that in connection with your acquisition of 70% of the shares of IMAT Oncomédica, you agreed to a put/call option relating to 18% of one of the sellers’ remaining interest in IMAT Oncomédica, along with certain earn-out obligations. Please revise your disclosure here to discuss in greater detail the put/call option, including any material terms related to that option, and the earn-out obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the revised Registration Statement to describe in greater detail the put/call option, including the material terms related to that option, and the earn-out obligations.

U.S. Securities and Exchange Commission	3	January 25, 2024

The Offering, page 27

4.

We note your disclosure here and throughout the prospectus discussing your directed share program. Please revise your risk factors to discuss that the disclosure in your prospectus, including your beneficial ownership table on page 176, assumes that no class A shares are purchased pursuant to the directed share program and the risks related to this program, including that your directors, officers, employees and other affiliates may participate in this program resulting in further concentration of beneficial ownership and control than is reflected in this prospectus. Additionally, where you discuss the directed share program, please expand your disclosure to address the process that prospective participants will follow to participate in the program, the manner in which you will communicate with participants and determine the amount each will receive, when and how you will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as any other material features of the program.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the revised Registration Statement under the heading “Following the completion of the offering, Enfoca, our controlling shareholder, will own approximately    % of our class B shares and    % of our class A shares and certain of our officers and a majority of our directors may be employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest with them and certain of our other shareholders,” to clarify that the amounts held by Enfoca and Mr. Pinillos Casabonne assume no acquisition of class A shares pursuant to the Directed Share Program.

The Company respectfully advises the Staff that while the Company expects to allocate up to 5% of the class A shares sold in the offering to the Directed Share Program, the Company does not expect that participation by its directors and officers to meaningfully concentrate beneficial ownership in the hands of such directors and officers given the significant ownership of Enfoca and Mr. Pinillos Casabonne and the dual-class structure of the Company’s shares.

In addition, the Company has revised the disclosure on page 63 of the revised Registration Statement under the headings “You may not be able to sell class A shares you own at the time or the price you desire because an active or liquid market for these securities may not develop” and “Substantial sales of class A shares after this offering could cause the price of our class A shares to decrease” to disclose the potential impacts of the Directed Share Program on the price and liquidity of the class A shares.

The Company respectfully advises the Staff that the mechanics of the Directed Share Program will follow standard market practice and that the disclosure on pages 27, 191 and 219 of the revised Registration Statement has been revised to provide that the Directed Share Program will be administered by an affiliate of Morgan Stanley (the “DSP Administrator”) and to describe material features of the Directed Share Program, including the process related thereto.

To date, the Company has not provided any materials to potential investors in the Directed Share Program. After filing of the preliminary prospectus with the Commission and launch of the initial public offering, the Company intends to send an e-mail communication regarding the Directed Share Program to certain directors, executive officers, consultants, employees and other individuals associated with the Company. The communication will provide basic information about the Directed Share Program, including a clear statement that there is no obligation to participate in the Directed Share Program and buy class A shares. The Company will provide a list of these potential

U.S. Securities and Exchange Commission	4	January 25, 2024

participants to the DSP Administrator. The DSP Administrator will then contact these potential participants by e-mail with instructions on how to access a secure website operated by the DSP Administrator, which will outline the procedures for participating in the Directed Share Program. Participants may only participate through an account custodied with the DSP Administrator (either an existing or new account).

After a subscription period, during which potential participants indicate how many class A shares they would like to purchase, the Company will allocate class A shares among participants. The allocation will be at the Company’s sole discretion and will remain within the size reserved for the Directed Share Program as disclosed in the preliminary prospectus. On the evening of pricing, each participant will be prompted to return to the secure website operated by the DSP Administrator to confirm the class A shares allocated to them at the initial public offering price; it is up to each participant whether to purchase any, all or any portion of the class A shares allocated to them. Once allocations are confirmed, participants must deliver payment to the DSP Administrator for the applicable number of class A shares.

Communications from the Company and the DSP Administrator regarding the Directed Share Program will comply with Rule 134 of the U.S. Securities Act of 1933, including the appropriate legends.

Use of Proceeds, page 65

5.

We note your revised disclosure that “our shareholders are required under the terms of the Sponsor Financing to repay the Sponsor Financing with proceeds they receive from an equity offering by us,” and that, “[t]o facilitate that repayment, we will acquire Heredia Investments by way of a merger of Heredia Investments into Auna Salud. As a consequence of the merger, Auna Salud will assume the Sponsor Financing and, in turn, Auna will use the proceeds from this offering to repay all amounts outstanding under the Sponsor Financing.” Please revise your disclosure related to this merger and the repayment of the Sponsor Financing to address the following:

•

Based on your disclosure that, pursuant to the terms of the Sponsor Financing, you are obligated to provide proceeds from an equity offering to the relevant shareholders to repay the financing, and your disclosure that in connection with the merger with Heredia, you will assume the Sponsor Financing, please revise your disclosure here to provide the information required by Item 3.C.4. of Form 20-F with respect to this indebtedness. Please also file the documents governing the Sponsor Financing as exhibits to your registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the revised Registration Statement to specify that the Company is not a party to the Sponsor Financing and its shareholders are required under the terms of the Sponsor Financing to repay the Sponsor Financing with proceeds they receive from an equity offering by the Company (through a dividend or loan from the proceeds of that offering, or through a secondary sale of shares in the Company by its shareholders). Moreover, the Company has revised the disclosure on page 68 of the revised Registration Statement to specify that on the closing date of the offering, the Company will use the proceeds from the offering to loan funds to Heredia Investments, who will in turn use those funds to repay all amounts outstanding under the Sponsor Financing and as a result thereof, the

U.S. Securities and Exchange Commission	5	January 25, 2024

documents governing the Sponsor Financing will be terminated. The Company respectfully advises the Staff that it has concluded that it is not required to file the documents governing the Sponsor Financing as exhibits to its Registration Statement pursuant to Item 601(b)(10) of Regulation S-K as the Company is not, and will not become, a party to such agreements.

•

Please advise whether you have entered into, or plan to enter into, any agreement(s) with respect to your merger with Heredia Investments. If so, please revise your disclosure in the Related Party Transactions section or in another appropriate section of your prospectus to discuss the material terms of any relevant agreement(s). Please also file any agreements as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 68 of the revised Registration Statement to specify that immediately after the Sponsor Financing is repaid in full and the documents governing the Sponsor Financing are terminated, the Company will acquire Heredia Investments by way of a merger of Heredia Investments into Auna Salud S.A.C. pursuant to a merger agreement (the “Heredia Merger Agreement”). In connection therewith, the Company has revised the disclosure on page 191 of the revised Registration Statement to discuss the material terms of the Heredia Merger Agreement and has filed a form of the Heredia Merger Agreement as Exhibit 10.33 to the revised Registration Statement.

•

We note that as a result of the merger, you will assume the Sponsor Financing. Given that you are anticipated to assume this liability, please revise your disclosure on page 184 to disclose all material terms of the agreement including the outstanding principal, the interest rate, any restrictive covenants, other obligations and events of default. Please also revise your risk factors accordingly.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 68 of the revised Registration Statement to specify that on the closing date of the offering, the Company will use the proceeds from the offering to loan funds to Heredia Investments pursuant to a loan agreement (the “Heredia Loan Agreement”). Heredia Investments will in turn use those funds to repay all amounts outstanding under the Sponsor Financing and as a result thereof, the documents governing the Sponsor Financing will be terminated. The Company respectfully advises the Staff that it will not assume the Sponsor Financing and that the Sponsor Financing will not survive the closing of the offering. In addition, the Company has revised the disclosure on page 191 of the revised Registration Statement to discuss the material terms of the Heredia Loan Agreement and has filed a form of the Heredia Loan Agreement as Exhibit 10.32 to the revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations and Commitments Senior Secured Notes Due 2029, page 90

6.

We note your revised disclosure in response to comment 11. Please revise to describe the terms of your 2029 Notes and other debt instruments, including financial covenants, ratios, and any significant restrictions on your ability to make investments or raise additional capital. For example, provide an expanded description here and in your risk factor on page 48 of the various restrictions imposed by the indenture governing your 2029 Notes, including restrictions on your ability to make investments and enter transactions with affiliates and make strategic acquisitions or exploit business opportunities. Ensure to provide quantified disclosure of the financial covenants and ratios.

U.S. Securities and Exchange Commission	6	January 25, 2024

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 96 to 100 of the revised Registration Statement to describe the terms of the 2029 Notes and the Credit Agreement, including financial covenants, ratios, and any significant restrictions on the Company’s ability to make investments, raise additional capital, enter transactions with affiliates and make strategic acquisitions or exploit business opportunities. In addition, the Company has revised the disclosure on pages 96 to 100 of the revised Registration Statement to provide quantified disclosure of the financial covenants and ratios under the terms of the 2029 Notes and the Credit Agreement as of September 30, 2023 calculated on a pro forma basis giving effect to the issuance of the 2029 Notes in exchange for the Company’s Senior Notes due 2025 and the borrowings under the Credit Agreement, along with the use of proceeds therefrom to repay the Company’s Senior Secured Notes due 2028 in full.

Underwriting

Other Relationships, page 219

7.

We note your disclosure here that certain of the underwriters and/or their respective affiliates are lenders and/or agents under the Credit Agreement and the Sponsor Financing. We also note your revised disclosure in the Use of Proceeds on page 65 that proceeds from this offering will be used to repay the Sponsor Financing and the term loans. Please revise your disclosure to clarify which underwriters and/or their affiliates will receive a portion of the net proceeds. Additionally, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27 and 223 of the revised Registration Statement to indicate that affiliates of Morgan Stanley & Co. LLC, Banco BTG Pactual S.A. – Cayman Branch and Santander US Capital Markets LLC are lenders under the Sponsor Financing and expect to receive more than 5% of the proceeds of the offering and to indicate that J.P. Morgan Securities LLC is acting as qualified independent underwriter in connection with the offering. Other than as disclosed in respect of Morgan Stanley & Co. LLC, Banco BTG Pactual S.A. – Cayman Branch and Santander US Capital Markets LLC, no other underwriter will receive greater than 5% of the offering proceeds. However, in response to the Staff’s comment, the Company has also revised the disclosure on page 223 of the revised Registration Statement to clarify which of the underwriters and/or their affiliates have acted as lenders under the Credit Agreement and the Sponsor Financing.

Condensed Consolidated Interim Financial Statements

4. Trade Accounts Receivable, page F-13

8.

We have reviewed your response to prior comment 15 and note that 220,411,000 soles is pending collection mainly due to the process with the third-party insurance and institutional providers and that you also have not identified any impairment indicators. We further note the detailed process which can cause a lengthening of the time it takes to collect accounts receivable and that your accounts receivable for payments from the third-party insurance and institutional providers are typically collected on an average of 41 days in Mexico, 114 days in Peru and 149 days in Colombia. We note, however, that certain of your June 30, 2023 accounts receivable are at least 283 days past due, 373 days past due, and 552 days

U.S. Securities and Exchange Commission	7	January 25, 2024

past due, as of January 8, 2024, significantly greater than your average collection periods. We also note your 2023 loss for impairment of trade receivables of 3,383,000 soles is not significant relative to 2023 total revenue and trade accounts receivable as of September 30, 2023. Please clarify for us with greater specificity the recent procedures you have undertaken to evaluate the collectability of accounts receivable that were past due by more than 283 days and how you determined that there are no impairment indicators. In addition, please clarify for us the extent to which you consider the length of time an account has been past due to be an indicator of impairment and describe to us your recent history for collecting accounts that are significantly past due.

Response: The Company acknowledges the Staff’s comment and would like to clarify with additional specificity the procedures it undertakes to evaluate the collectability of accounts receivable; in particular, the Company will address accounts receivable that are past due by more than 283 days amounting to S/ 60,003 thousand as of January 8, 2024, and how the Company has determined that there are no impairment indicators.

Accounts receivable past due by more than 283 days as of January 8, 2024 amounting to S/ 60,003 thousand (or 8.6% of the total net accounts receivable as of June 30, 2023 amounting to S/ 698,173 thousand), as provided in the rollforward in our previous response letters, is broken down by outstanding balance per country as follows:

Consolidated outstanding balances by more than 283 days as of January 8, 2024:

	Consolidated
	As of June 30, 2023			Rollforward as of Jan 8, 2024
In thousands of soles	Gross carrying amount	Loss allowance	Net accounts receivable	Collected in cash	Impaired	Net amounts outstanding	Net amounts outstanding at least 283 days past due
Current (not past due)	412,637	1,037	411,600	313,445	—	98,155	—
1 - 90 days past due	169,350	3,354	165,996	103,743	—	62,253	—
91 - 180 days past due	62,504	4,148	58,356	27,023	—	31,333	31,333
181 - 360 days past due	41,111	2,745	38,366	20,947	—	17,419	17,419
More than 360 days past due	38,892	15,037	23,855	12,604	—	11,251	11,251

	724,494	26,321	698,173	477,762	—	220,411	60,003

By Country:

Country	Net amounts outstanding at least 283 days past due	%
Peru	14,841	25%
Colombia	45,117	75%
Mexico	45	0%

	60,003	100%

Colombia

The past due amounts in Colombia by more than 283 days totaling S/ 45,117 thousand as of January 8, 2024, represent 75% of the total outstanding amount subject to this analysis. The analysis and key procedures the Company undertakes to evaluate the collectability of these accounts receivable in Colombia is as follows:

U.S. Securities and Exchange Commission	8	January 25, 2024

•

Due to the Colombian third-party insurance and institutional providers’ internal practice and policies, the collection process can be lengthened in certain cases. The collection process in this country includes an extensive process for reviewing and reconciling accounts with the third-party insurance and institutional providers, which can take more than one year in some specific cases.

•	On a monthly basis the Company reviews in detail its outstanding account receivables to determine if there is a risk of impairment, including the application of its expected loss models.

•

The Company regularly and throughout the year performs reconciliation processes with the third-party insurance and institutional providers for all outstanding accounts, in order to confirm there is not any disagreement with the providers regarding collectability or validity of the claim, and to continue with the collection process.

•

The Company confirms that there are no disputes with the third-party insurance and institutional providers that may prevent the Company from continuing with the collection process of its account receivables.

•

All of the Company’s contracts with the third-party insurance and institutional providers that support its rights to collect the services rendered to its patients and the corresponding tariff are currently valid.

•

Based on the Company’s historical statistics for the last 36 months in Colombia, the Company has a range for the credit note due to uncollectable amounts that goes from 0.9% to 2.6%, which allows the Company to conclude that it collects between 97.4% and 99.1% of its account receivables from the third-party insurance and institutional providers.

In this regard, the Company believes the amounts pending to recover from these financially viable third-party insurance providers, including those amounts past due by more than 283 days, does not warrant an additional impairment reserve, or represent a risk in terms of cash collection as they are valid claims, subject to the process for reviewing and reconciling accounts, with the proper level of supporting documentation.

Peru

The past due amounts in Peru by more than 283 days totaling S/ 14,841 thousand as of January 8, 2024, represent 25% of the total outstanding amount subject to this analysis. The analysis and key procedures the Company undertakes to evaluate the collectability of these accounts receivable in Peru is as follows:

•

From this outstanding amount, 70% (or S/ 10,500 thousand) is concentrated in the five biggest and most prominent third-party insurance providers in Peru. These outstanding receivables, which are comprised of several invoices for services billed to the Company’s patients, have experienced delays due to administrative reprocessing related to medical, administrative, and/or tariff-related observations on an invoice basis, but are still valid and recoverable amounts from services rendered to patients with the proper level of supporting documentation.

•	On a monthly basis the Company reviews in detail its outstanding account receivables to determine if there is a risk of impairment, including the application of its expected loss models.

U.S. Securities and Exchange Commission	9	January 25, 2024

•

The Company regularly and throughout the year performs reconciliation processes with the third-party insurance and institutional providers for all outstanding accounts, in order to confirm there is not any disagreement with the providers regarding collectability or validity of the claim, and to continue with the collection process.

•

The Company confirms that there are no disputes with the third-party insurance and institutional providers that may prevent the Company from continuing with the collection process of its accounts receivables.

•

All of the Company’s contracts with the third-party insurance and institutional providers that support its rights to collect the services rendered to its patients and the corresponding tariff are currently valid.

•

During the year ended December 31, 2022, as part of the process outlined above, the Company had only identified a S/ 300 thousand write off made to accounts receivable related to 2021 and 2022 from these third-party insurance providers, which leads the Company to be confident in its ability to collect the outstanding amount. During the year ended December 31, 2023 the write offs by the Company of approximately S/ 30 thousand are also immaterial as compared to its revenues and accounts receivables.

•

The Company believes the remaining S/ 4,500 thousand related to other third-party institutional providers, is recoverable given its detailed review of the account receivables and their supporting documentation, given that the Company has not incurred significant losses historically associated with this segment of its business and the Company follows the same process as explained above.

Based on the Company’s detailed review of these specific individual invoices amounting to S/ 60.0 million past due 283 days as of January 8, 2024, considering the:

•	Process for reviewing and reconciling individual invoices,

•	Structured contracts in place with the third-party insurance providers,

•	The reputation, high credit rating and viability of the insurance companies processing these claims,

The Company does not believe any impairment indicators exist for the Company to recognize an additional impairment allowance. The length of time to collect these accounts receivable is not an impairment indicator based on the factors and analysis described above.

The Company also believes that its average collections are accurately disclosed in the Form F-1 at 149 days for Colombia and 144 days for Peru, respectively.

To complement this detailed analysis, the Company respectfully advises the Staff that it has not historically incurred material losses relating to accounts receivable due from these large and reputable insurance companies, which is one of the factors in the development of its expected loss model, which the Company reviews on a monthly basis.

U.S. Securities and Exchange Commission	10	January 25, 2024

Exhibits

9.

We note that you have removed the placeholder from your exhibit index for the “Opinion of Davis Polk & Wardwell LLP, U.S. counsel to Auna S.A., regarding certain U.S. tax matters.” However, you disclose on page 207 that “[t]he following section is the opinion of Davis Polk & Wardwell LLP of the material U.S. federal income tax consequences to U.S. Holders.” Please file the short- or long-form opinion of Davis Polk & Wardwell LLP as an exhibit to your registration statement. See Section III.B. of Staff Legal Bulletin 19, available on our public website.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a form of opinion of Davis Polk & Wardwell LLP as Exhibit 8.2 opining on certain U.S. tax matters.

10.

We note the assumptions in paragraph 3 of exhibit 5.1, including: “that the issuance of the Shares will be made out of the authorized share capital pursuant to resolutions to be taken by the board of directors of the Company on or about the date of issuance of the shares (the Share Capital Increase) conditional to the Shares being fully paid-up.” The staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, please have counsel revise or remove the statement noted above so that the opinion does not “assume away” any of the material facts underlying the opinion or any readily ascertainable facts. See Section II.B.3.a. of Staff Legal Bulletin 19.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a revised form of legality opinion from Stibbe Avocats (association d’avocats) as Exhibit 5.1 removing the assumptions related to material facts underlying the opinion or any readily ascertainable facts.

*    *    *

Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Maurice Blanco

Maurice Blanco

cc:	Gisele Remy, Chief Financial Officer

Auna S.A.